[Dechert Letterhead]

December 14, 2018

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

File Nos. 002-71299 and 811-03153

Dear Sir or Madam:

Transmitted herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 245 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains one prospectus and one statement of additional information relating to the Real Assets Fund and the Tax-Managed Real Assets Fund, two new series of the Trust.

Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing. No fees are required in connection with this filing. Please contact me at (617) 728-7164 or John V. O’Hanlon, Esq. at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Colleen M. Evans
Colleen M. Evans

cc:	John V. O’Hanlon, Esq.

Mary Beth Rhoden Albaneze, Esq.